EXHIBIT 99.1

Brookfield Renewable Announces Results of Reclassification of its Series 13 Preferred Units

BROOKFIELD, News, April 18, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (“Brookfield Renewable”) (NYSE: BEP; TSX: BEP.UN) today announced that after having taken into account all election notices received by the April 17, 2023 deadline for the reclassification of its Class A Preferred Limited Partnership Units, Series 13 (the “Series 13 Units”) (TSX: BEP.PR.M) into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Units”), it has determined that there will be no reclassification of Series 13 Units into Series 14 Units, and holders of Series 13 Units will retain their Series 13 Units.

There were 22,106 Series 13 Units tendered for reclassification, which is less than the 1,000,000 units required to give effect to reclassifications of Series 13 Units into Series 14 Units.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and decarbonization solutions. Our diversified portfolio consists of hydroelectric, wind, solar, distributed energy and sustainable technology solutions across five continents. Our installed capacity totals approximately 25,400 megawatts and a development pipeline of approximately 110,000 megawatts of renewable power assets, 8 million metric tonnes per annum (“MMTPA”) of carbon capture and storage, 2 million tons per annum of recycled materials capacity and 3 million metric million British thermal units (“MMBtu”) annual capacity of renewable natural gas projects. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable and transition company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$800 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+ (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com